Exhibit 99.2

Deutsche Bank

Deutsche Bank

General Meeting 2020

Agenda

150 YEARS

1

Contents

  Presentation of the established Annual Financial Statements and Management Report for the 2019 financial year, the approved Consolidated Financial Statements and Management Report for the 2019 financial year as well as the Report of the Supervisory Board – 02
  Ratification of the acts of management of the members of the Management Board for the 2019 financial year – 02
  Ratification of the acts of management of the members of the Supervisory Board for the 2019 financial year – 02
  Election of the auditor for the 2020 financial year, interim accounts – 02
  Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights – 03
  Authorization to use derivatives within the framework of the purchase of own shares pursuant to §71 (1) No. 8 Stock Corporation Act – 03
  Elections to the Supervisory Board – 04
  Amendment to the Articles of Association – 05

Agenda

We take pleasure in inviting our shareholders to the Ordinary General Meeting convened for Wednesday, May 20, 2020, at 10:00 a.m. as virtual general meeting without physical presence of shareholders or their representatives.

Agenda

1. Presentation of the established Annual Financial Statements and Management Report for the 2019 financial year, the approved Consolidated Financial Statements and Management Report for the 2019 financial year as well as the Report of the Supervisory Board

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

2. Ratification of the acts of management of the members of the Management Board for the 2019 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Management Board in office during the 2019 financial year be ratified for this period. The actions shall be ratified on an individual basis, i.e. a separate resolution shall be passed for each member of the Management Board.

The actions of the following Management Board members in office in the 2019 financial year shall be ratified: Christian Sewing (Chairman of the Management Board ( CEO )), Karl von Rohr (Deputy Chairman of the Management Board (President)), Fabrizio Campelli (member of the Management Board since 1 November 2019), Frank Kuhnke, Stuart Lewis, Sylvie Matherat (member of the Management Board until and including 31 July 2019), James von Moltke, Garth Ritchie (member of the Management Board until and including 31 July 2019), Werner Steinmüller and Frank Strauß (member of the Management Board until and including 31 July 2019).

3. Ratification of the acts of management of the members of the Supervisory Board for the 2019 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Supervisory Board in office during the 2019 financial year be ratified for this period. The actions shall be ratified on an individual basis, i.e. a separate resolution shall be passed for each member of the Supervisory Board.

The actions of the following Supervisory Board members in office in the 2019 financial year shall be ratified: Dr Paul Achleitner (Chairman of the Supervisory Board), Detlef Polaschek (Deputy Chairman of the Supervisory Board), Ludwig Blomeyer-Bartenstein, Frank Bsirske, Mayree Carroll Clark, Jan Duscheck, Dr Gerhard Eschelbeck, Katherine Garrett-Cox, Timo Heider, Martina Klee, Henriette Mark, Richard Meddings (member of the Supervisory Board until and including 31 July 2019), Gabriele Platscher, Bernd Rose, Gerd Alexander Schütz, Prof. Dr Stefan Simon (member of the Supervisory Board until and including 31 July 2019), Stephan Szukalski, John Alexander Thain, Michele Trogni, Dr Dagmar Valcárcel (member of the Supervisory Board since 1 August 2019), Prof. Dr Norbert Winkeljohann, Jürg Zeltner † (member of the Supervisory Board from 20 August to 15 December 2019).

4. Election of the auditor for the 2020 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

Ernst& Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2020 financial year.

Ernst& Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, is also appointed for the limited review of the condensed consolidated interim financial statements as of June 30, 2020 (§115 (5), §117 No. 2 Securities Trading Act), and of the consolidated interim financial statements and consolidated interim management reports (§340i (4) German Commercial Code, §115 (7) Securities Trading Act) – if any – prepared before the Ordinary General Meeting in 2021.

In accordance with Article 16 (2) of the European Union Statutory Auditor Regulation (Regulation ( EU ) No. 537 / 2014 of the European Parliament and of the Council of 16 April 2014 on specific requirements regarding the statutory audit of public-interest entities and repealing Commission Decision 2005 / 909 / EC , the Audit Committee of the Supervisory Board had recommended in 2019 PricewaterhouseCoopers GmbH GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt/ Main, and Ernst& Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart, for the above-mentioned audit services and had communicated a justified preference for Ernst& Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart. The Audit Committee continues to rely on its recommendation.

The Audit Committee declared that its recommendation is free of improper third-party influence and, in particular, that no clause within the meaning of Article 16 (6) of the Regulation ( EU ) No. 537 / 2014 was imposed on it that limited its selection to specific auditors.

5. Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

The Management Board and Supervisory Board propose the following resolution:

a) The company is authorized to buy, on or before April 30, 2025, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or – if the value is lower – of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/ or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to § 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/ or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.

b) The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to §71 (1) No. 8 Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board is also authorized to dispose of the purchased shares against contribution in kind with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company’s business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the shares to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to use shares purchased on the basis of authorizations pursuant to §71 (1) No. 8 Stock Corporation Act to issue staff shares, with the exclusion of shareholders’ pre-emptive rights, to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/ or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

c) Furthermore, the Management Board is authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act.

d) The Management Board is also authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

e) The presently existing authorization given by the General Meeting on May 23, 2019, and valid until April 30, 2024, to purchase own shares will be cancelled with effect from the time when this new authorization comes into force.

6. Authorization to use derivatives within the framework of the purchase of own shares pursuant to §71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 5 of this Agenda to acquire own shares pursuant to §71 No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

The Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 5 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2025.

The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 5 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

7. Elections to the Supervisory Board

With effect from August 1, 2019, Dr Dagmar Valcárcel was appointed by the court as a member of the Supervisory Board of Deutsche Bank Aktiengesellschaft for Professor Dr Stefan Simon, who left the Supervisory Board with effect from the close of July 31, 2019. Dr Valcárcel’s term of office shall end with the conclusion of this Ordinary General Meeting. Furthermore, on 11 March 2020, Mr Sigmar Gabriel, former German Federal Government Minister, was appointed by the court as a member of the Supervisory Board of Deutsche Bank Aktiengesellschaft with immediate effect for Mr Jürg Zeltner, who left the Supervisory Board with effect from the close of December 15, 2019. His term of office shall also end with the conclusion of this Ordinary General Meeting. Mrs. Katherine Garrett-Kox has announced her resignation from her mandate on the Supervisory Board with effect of the conclusion of this Ordinary General Meeting. Therefore a total of three shareholder representatives are to be newly elected.

Pursuant to §96 (1) and (2) and §101 (1) Stock Corporation Act as well as §7 (1) sentence 1 No. 3 Act Concerning Co- Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees.

The Terms of Reference for the Supervisory Board do not contain any specification regarding joint or separate fulfillment of the gender quotas to fulfill the statutory requirements. Until now neither the shareholder representatives’ side nor the employee representatives’ side has objected to joint fulfillment of the quotas pursuant to §96 (2) sentence 3 Stock Corporation Act. Therefore, the Supervisory Board is to have overall at least six women and six men in order to fulfill the minimum quota requirements pursuant to §96 (2) sentence 1 Stock Corporation Act.

For many years now, more than 30% of the Supervisory Board members have been women; currently seven of its members are women, i.e. 35%; following the election of the proposed candidates, six of its members would be women, so 30% of the Supervisory Board members would be women. Also, since 2013, at least 30% of the shareholder representatives have been women, which would still be the case following the election of the proposed candidates. The minimum requirement is therefore fulfilled and would also be fulfilled following the election of the proposed candidates.

The Supervisory Board, based on the recommendations of the shareholder representatives of its Nomination Committee, proposes that the following people be elected as a shareholder representative to the Supervisory Board pursuant to §9 (1) sentences 2 to 3 of the Articles of Association, for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2024 financial year:

a) Mr. Sigmar Gabriel, former German Federal Government Minister, author and publicist, place of residence: Goslar, Germany

b) Dr Dagmar Valcárcel, member of the Supervisory Board of Deutsche Bank Aktiengesellschaft and of the Supervisory Board of amedes Holding GmbH (with registered seat in Hamburg, Deutschland), place of residence: Madrid, Spain

c) Dr Theodor Weimer, Chairman of the Management Board ( CEO ) of Deutsche Börse Aktiengesellschaft (with registered seat in Frankfurt am Main, Germany), place of residence: Wiesbaden, Germany

Mr. Gabriel is, in addition to his position as a member of the Supervisory Board of Deutsche Bank Aktiengesellschaft, a member of the statutory Supervisory Board of GP Günter Papenburg AG with registered seat in Hanover, Germany. He is not a member of a comparable German or foreign supervisory body.

Dr Valcárcel is, in addition to her position as a member of the Supervisory Board of Deutsche Bank Aktiengesellschaft, not a member of any statutory Supervisory Board. She is a member of the Supervisory Board of amedes Holding GmbH with registered seat in Hamburg, Germany, which is comparable to a statutory supervisory body.

Dr Weimer is a member of the statutory Supervisory Board of FC Bayern München AG with registered seat in Munich,

Germany. He is not a member of a comparable German or foreign supervisory body.

Based on the Supervisory Board’s evaluation, Mr. Gabriel and Dr Valcárcel do not have personal or business relations with Deutsche Bank Aktiengesellschaft or its Group companies, the executive bodies of Deutsche Bank Aktiengesellschaft or a shareholder holding a material interest in Deutsche Bank Aktiengesellschaft which would be subject to disclosure to the General Meeting. Dr Weimer is Chairman of the Management Board ( CEO ) of Deutsche Börse Aktiengesellschaft. There are permanent business relationships between companies of Deutsche Börse Group and Deutsche Bank Group. However, all of these are carried out on market terms, and most are carried out by subsidiaries of Deutsche Börse Aktiengesellschaft without involvement of Dr Weimer as CEO of Deutsche Börse Aktiengesellschaft. There are no personal relationships between Dr Weimer and Deutsche Bank Aktiengesellschaft, its Group companies, members of their corporate bodies or a major shareholder.

The election proposals reflect the objectives resolved by the Supervisory Board for its composition and are intended to fulfill as comprehensively as possible the profile of requirements adopted by the Supervisory Board. All of the candidates are far from the regular maximum age limit defined by the Supervisory Board.

The Supervisory Board expects – also based on discussions with the candidates – that all candidates can devote the expected amount of time to their Supervisory Board work.

The candidates’ resumes are presented in the “Reports and Notices” section that follows in this Agenda.

8. Amendment to the Articles of Association

§16 (1) of the Articles of Association governs the event location where the General Meeting may take place. The current regulation is worded as follow:

“The General Meeting shall be called by the Management Board or the Supervisory Board to take place in Frankfurt am Main, Düsseldorf or any other German city with over 500,000 inhabitants.”

The Management Board and Supervisory Board hold the view that the company should have greater flexibility in selecting the city where the General Meeting takes place, also to have more flexibility to select an event location. The restriction of the city to Frankfurt am Main, Düsseldorf or another German city with more than 500,000 inhabitants limits the selection possibilities in such regard. Nonetheless, it shall continue to be ensured that the event location is easily reachable for all shareholders. Therefore, in the future, it is to be provided for that the General Meeting can also be convened in a German city with more than 250,000 inhabitants.

Against this backdrop, the Management Board and Supervisory Board propose the following resolution:

§16 (1) of the Articles of Association is re-worded to read as follows:

“The General Meeting shall be convened by the Management Board or the Supervisory Board to take place in Frankfurt am Main, Düsseldorf, or any other German city with over 250,000 inhabitants.”

Reports and notices

Ad Items 5 and 6:

Report of the Management Board to the General Meeting pursuant to §71 (1) No. 8 in conjunction with §186 (4) Stock Corporation Act

Under Item 5 of the Agenda, the company is to be authorized to purchase its own shares; Item 6 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5% of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase take account of the principle of equal treatment of share- holders. As a rule, the term of the options will not exceed 18 months. In connection with share-based remuneration components which must be granted as deferred compensation over a multiple-year period and are to be subject to forfeiture pursuant to the regulations applicable to banks at least for management board members and employees whose activities have a material impact on the overall risk profile of the bank, the use of call options with longer terms is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank Aktiengesellschaft will only acquire such longer-term options on shares corresponding to a volume of no more than 2% of the share capital.

Under Item 5 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of own funds capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies, share- holdings in companies or other assets that serve to advance the company’s business operations subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies, shareholdings in companies or other assets. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.

Over and above this, the authorization makes it possible, in the case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company and its affiliated companies or to service option rights and/or purchase rights or purchase obligations relating to the company’s shares that were granted to employees and members of the executive and non-executive management bodies of the company and its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/ or creates such capital, as the case may be, together with the respective authorization. In part, the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense. The authorization is intended to increase the available scope in this respect. The situation is similar in cases in which purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies of the company or its affiliated companies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to §186 (3) sentence 4 Stock Corporation Act with respect to the re-sale against cash payment of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favorable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue amount and thus to strengthen own funds capital to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, shares may only be sold with the exclusion of share- holders’ pre-emptive rights, based on §186 (3) sentence 4

Stock Corporation Act, up to the maximum limit specified therein of 10% of the share capital. To be counted towards this maximum limit of 10% are shares that were issued or sold during the validity of this authorization with the exclusion of pre-emptive rights in direct or analogous application of §186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory notes or participatory notes with warrants if these bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of §186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Ad Item 7:

Resumes and other information on the Supervisory Board candidates nominated for election under Agenda Item 7

Sigmar Gabriel, Former German Federal Government Minister
Place of residence: Goslar, Germany

Personal data
Year of birth:	1959
Nationality:	German
Appointed by court:	11 March 2019
Term expires:	2020

Position
Author and publicist

Career

Since 2019	Senior Advisor, Eurasia Group, New York, USA
Since 2018	Partner, self-employed advisor, Speech Design SGL GbR, Berlin, Germany
2017 – 2018	Federal Minister for Foreign Affairs, Federal Foreign Office, Berlin, Germany
2013 – 2016	Federal Minister, Federal Ministry for Economic Affairs and Energy, Berlin, Germany
2013 – 2018	Vice Chancellor, German Federal Government, Berlin, Germany
2009 – 2013	SPD Chairman, SPD Political Party Headquarters, Berlin, Germany
2005 – 2009	Federal Minister, Federal Ministry for the Environment, Nature Conservation and Reactor Safety, Berlin, Germany
2005 – 2019	Member of the SPD Parliamentary Group, German Bundestag, Berlin, Germany
2003 – 2005	Leader of the SPD Parliamentary Group, State Parliament of Lower Saxony, Hanover, Germany
1999 – 2003	Minister President, Government of Lower Saxony, Hanover, Germany
1991 – 1999	Member of the Town Council, Goslar, Germany
1990 – 2005	Member of the State Parliament, State Parliament of Lower Saxony, Hanover, Germany
1989 – 1990	Lecturer for adult education, Lower Saxony Adult Education Centre (Volkshochschule), Goslar, Germany
1987 – 1998	Member of the District Parliament, District of Goslar, Germany

Education

1987 – 1989	Secondary State Exam, Secondary School Teacher Qualification, German Studies and Political Science, University of Göttingen, Germany
1982 – 1987	First State Exam, Teacher training, German, Literature, Politics and Sociology, University of Göttingen, Germany

Memberships in statutory supervisory boards in Germany
GP Günter Papenburg AG , Hanover, Germany

Memberships in comparable boards
None

Dr Dagmar Valcárcel

Place of residence: Madrid, Spain

Personal data
Year of birth:	1966
Nationality:	German/ Spanish
Appointed by court:	2019
Term expires:	2020

Position

Member of the Supervisory Board of Deutsche Bank
Aktiengesellschaft and of the Supervisory Board of amedes
Holding GmbH (with registered seat in Hamburg, Germany)

Career

2017 – 2019	Chair of the Management Board, Andbank Asset Management Luxembourg S.A., Luxembourg
2016 – 2017	Non-executive member of the General Council, Hellenic Financial Stability Fund, Greece
2016 – 2017	Chair of the Management Board, Barclays Vida y Pensiones, S.A.U., Madrid, Spain
2015 – 2017	Head of Strategic Resolution, Insurance Operations, Barclays Non-Core, Barclays Bank PLC , London, UK , and Madrid, Spain
2012 – 2015	General Counsel Western Europe, Barclays Bank PLC , London, UK
2010 – 2011	Head of Legal Central Europe and Middle East, Barclays Bank (Suisse) SA , Geneva, Switzerland
2003 – 2009	Legal Counsel, Terra Firma Capital Partners Limited, London, UK
1999 – 2003	Senior Associate, Freshfields Bruckhaus Deringer, London, UK , Düsseldorf and Frankfurt, Germany
1997 – 1999	Associate, Clyde & Co, London, UK
1995 – 1996	Legal Counsel, General & Cologne Re, Cologne, Germany

Education

1998	Solicitor, England & Wales, College of Law, London, UK
1995	Licenciada, UNED , Madrid, Spain
1995	German Second State Examination in Law, Higher Regional Court ( OLG ) Düsseldorf, Germany
1994	PhD in Law from the University of Bonn, Germany
1991	German First State Examination in Law, Higher Regional Court ( OLG ) Düsseldorf, Germany

Memberships in statutory supervisory boards in Germany
None

Memberships in comparable boards
Member of the supervisory board of amedes Holding GmbH, Hamburg, Germany

Dr Theodor Weimer
Place of residence: Wiesbaden, Germany

Personal data
Year of birth:	1959
Nationality:	German

Position
Chairman of the Management Board ( CEO ), Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany (since 01/2018)

Career

2009 – 2017	HypoVereinsbank/ UniCredit Bank AG , Munich: Spokesman of the Management Board
2013 – 2017	Member of the Executive Committee of Unicredit Group, Milan, Italy
2011 – 2013	Member of the Business Executive Committee of Unicredit Group, Milan, Italy
2008	Bayerische Hypo-und Vereinsbank AG / UniCredit Group, Munich, Germany: Executive Chairman of Global Investment Banking; designated Spokesman of the Management Board as of 1 January 2009
2007	UniCredit Group, Milan, Italy: Markets & Investment Banking Division; Head of Global Investment Banking
2001 – 2007	Goldman, Sachs& Co. oHG, Frankfurt am Main, Germany
2004 – 2007	Partner, Investment Banking Division
2001 – 2004	Managing Director
1995 – 2001	Bain& Company, Inc., Munich, Germany: Senior Partner, member of the Global Management Committee of Bain& Company, Boston, USA
1988 – 1995	McKinsey& Company, Düsseldorf, Germany: Management Consultant

Education

1984 – 1987	University of Bonn, Germany: Assistant at the research chair of Prof Dr Albach; PhD (Dr rer. pol.)
1978 – 1984	Studies in economics, business administration and geography at the University of Tübingen, Germany and the University of St. Gallen, Switzerland

Board memberships
Memberships in statutory supervisory boards in Germany
FC Bayern München AG , Munich, Germany

Memberships in comparable boards
None

Total number of share s and voting rights

The company’s share capital at the time of convocation of this General Meeting amounts to €5,290,939,215.36 and is divided up into 2,066,773,131 registered (no par value)

shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 10,480,032 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.

General Meeting without physical presence of shareholders or their representatives

On the basis of Section 1(2) and (6) of the Act on Measures in Company, Cooperative, Association, Foundation and Property Law to Combat the Effects of the COVID 19 Pandemic (“ COVID -19 Act”), published as Article 2 of the Act to Mitigate the Consequences of the COVID 19 Pandemic in Civil, Insolvency and Criminal Proceedings law of 27 March 2020, published in the Federal Gazette, Part I, of 27 March 2020, the Management Board decided, with the approval of the Supervisory Board, to hold the Annual General Meeting as a virtual general meeting without the physical presence of the shareholders or their representatives. The Annual General Meeting shall be held in the physical presence of the Chairman of the general meeting, members of the Management Board and the notary responsible for the minutes as well as the company’s voting representatives at the company’s premises in Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Since the holding of the general meeting as a virtual general meeting on the basis of the COVID -19 Act leads to certain modifications in the course of the meeting and the exercise of shareholders’ rights, we ask our shareholders to pay particular attention to the following indications on the possibility of watching the general meeting via audio and video broadcast, the exercise of voting rights, the right to submit questions and other shareholders’ rights.

Audio and video broadcast of the General Meeting

The entire General Meeting can be followed by shareholders registered in the share register over the Internet via the shareholder portal of Deutsche Bank Aktiengesellschaft. The shareholder portal can be accessed at: netvote.db.com .

Shareholders who are already registered in the shareholder portal can log in with their access data and access the audio and video broadcast of the General Meeting from 9.30 a.m. on the day of the General Meeting. Shareholders registered in the share register, who have not previously registered in the shareholder portal and only wish to follow the audio and video broadcast of the General Meeting, can log in to the shareholder portal without registering permanently by using their shareholder number and the access code sent with the invitation letter to shareholders registered in the share register. However, the voting by electronic absentee vote and the electronic issuing of proxy authorisations and instructions to the company’s voting representatives via the shareholder portal require registration on the shareholder portal as well as timely registration for the General Meeting.

Registration for the General Meeting and exercise of voting rights; registration stop

Pursuant to §17 of the Articles of Association, shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 14, 2020, 24:00 ( CEST ) either electronically via the company’s shareholder portal (netvote. db.com) or in writing to the domicile of the company in Frankfurt am Main or to the following address:

Deutsche Bank Aktiengesellschaft
Aktionärsservice
Postfach 14 60
61365 Friedrichsdorf
Germany
e-mail: deutschebank.hv@linkmarketservices.de

As set out in §67 (2) sentence 1 Stock Corporation Act in the version applicable according to §26j (4) Introductory Act to the Stock Corporation Act until September 3, 2020, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the number of votes a duly registered shareholder is entitled to at the General Meeting. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 14, 2020 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 14, 2020. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 14, 2020, however, cannot de facto exercise the rights to vote and other shareholder rights on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, voting rights and other shareholder rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also have their voting rights exercised by an authorized representative (proxy) – for example, a bank or a shareholders’ association – by way of absentee voting or by granting sub-power of attorney to the company employees appointed by the company as proxies. The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to an intermediary nor to a shareholders’ association, a proxy advisor within the meaning of §134a (1) No. 3 and (2) No. 3

Stock Corporation Act or another person with an equivalent status pursuant to §135 (8) Stock Corporation Act.

Registration in due time for the General Meeting is also necessary in case powers of attorney are issued (proxy authorization).

Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@linkmarketservices.de

If powers of attorney to exercise voting rights are issued to intermediaries, shareholders’ associations, proxy advisors within the meaning of §134a (1) No. 3 and (2) No. 3 Stock Corporation Act or other persons with an equivalent status pursuant to §135 (8) Stock Corporation Act, the requisite form for these is specified, where appropriate, by the recipients.

The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney can be issued and the instructions can be submitted in writing to the following address:

Deutsche Bank Aktiengesellschaft
Aktionärsservice
Postfach 14 60
61365 Friedrichsdorf
Germany

Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies electronically via the shareholder portal (netvote.db.com) before, but also during, the General Meeting on May 20, 2020 until the conclusion of the questions and answers. This requires registration on the shareholder portal as well as timely registration for the General Meeting.

Details on how to issue a power of attorney and instructions using the Internet are given in the documents sent to the shareholders.

Submitting absentee votes

As in previous years, shareholders listed in the share register can submit their votes through absentee voting. Registration in due time is indispensable for this form of voting, too.

The registration for absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 14, 2020, 24:00 ( CEST ). For absentee voting in writing, please use the personalized registration form sent to you with the invitation and return it to the following address:

Deutsche Bank Aktiengesellschaft
Aktionärsservice
Postfach 14 60
61365 Friedrichsdorf
Germany
e-mail: deutschebank.hv@linkmarketservices.de

In order to register for absentee voting and to submit your absentee ballot using electronic communication, please use the shareholder portal (netvote.db.com) for this.

After May 14, 2020, you will no longer be able to submit or change your votes through absentee voting through the mail. This also applies if you have previously issued a power of attorney to a third party or a company proxy.

A change of votes cast in the absentee ballot is only possible after May 14, 2020, using the shareholder portal. This also requires registration on the shareholder portal. This possibility of changing votes ends on the day of the General Meeting after the conclusion of the questions and answers; the Chairman of the General Meeting will inform on this in due time.

Furthermore, authorized intermediaries, proxy advisors within the meaning of §134a (1) No. 3 and (2) No. 3 Stock Corporation Act, and shareholders’ associations or other persons with an equivalent status pursuant to §135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.

Requesting documents for the General Meeting

Requests for documents for the General Meeting can be sent to the following address:

Deutsche Bank Aktiengesellschaft
Aktionärsservice
Postfach 14 60
61365 Friedrichsdorf
Germany
e-mail: deutschebank.hv@linkmarketservices.de
Telefax: +49 69 2222 34283

Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.db.com/general-meeting . These documents will continue to be available on the aforementioned website throughout the General Meeting and – if necessary – will be explained during the General Meeting in more detail.

Requests for additions to the Agenda pursuant to §122 (1) Stock Corporation Act

Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of €500,000 (the latter of which corresponds to 195,313 shares) may request that items be placed on the Agenda and published.

The request must be addressed in writing to the Management Board of the company and be received by the company at the latest by Sunday, April 19, 2020, 24:00 ( CEST ). Please send such requests to the following address:

Deutsche Bank Aktiengesellschaft
Management Board
60262 Frankfurt am Main
Germany

Each new item of the Agenda must also include a reason or a resolution proposal. An applicant or applicants making such a request must prove that they have owned their shares for at least 90 days before the date of the receipt of the request by the company and that they will continue to hold the shares until the Management Board’s decision on the request. The provisions of §70 and §121 (7) Stock Corporation Act must be observed in determining this period.

The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Shareholders’ counterproposals and election proposals pursuant to §126 (1), §127 Stock Corporation Act; exclusion of the right to submit proposals during the General Meeting

Due to the concept of the General Meeting as a virtual general meeting without the physical presence of shareholders and their representatives, with the exercise of voting rights only by means of absentee voting or by proxy, without electronic participation of shareholders, the right of shareholders to submit motions and proposals during the General Meeting is legally excluded. Counterproposals and election proposals within the meaning of §§126(1), 127 Stock Corporation Act as well as procedural motions may therefore not be submitted in the general meeting.

Shareholders are nevertheless given the opportunity to announce counterproposals and election proposals to the company for publication on the company’s website before the General Meeting in accordance with §§126(1), 127 Stock Corporation Act. The Management Board and the Supervisory Board reserve the right to address at the General Meeting counterproposals and election proposals that fulfill the following conditions.

Consequently, the company’s shareholders may submit counterproposals to the proposals of the Management Board and/ or Supervisory Board on specific Agenda Items and election proposals for the election of Supervisory Board members or auditors before the General Meeting. Such proposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft
Investor Relations
60262 Frankfurt am Main
Germany
e-mail: HV.2020@db.com
Telefax: +49 69 910 38591

Counterproposals should stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the company at the address specified above by Tuesday, May 5, 2020, 24:00 ( CEST ), at the latest, will be made accessible without undue delay through the website www.db.com/general-meeting along with the name of the shareholder and, specifically in the case of counterproposals, the reason and, in the case of election proposals, the additional information to be provided by the Management Board pursuant to §127 sentence 4 Stock Corporation Act, as well as any comments by management.

The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to §126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his / her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

It should be noted that questions are to be submitted only in the way described in the section “Submission of questions by electronic means” below.

Submission of statements for publication before the General Meeting

Due to the concept of the virtual general meeting with the exercise of voting rights only by means of absentee voting or by proxy and without electronic participation of shareholders, shareholders will not be able to comment on the agenda at the General Meeting.

However, shareholders will be given the opportunity to submit statements relating to the agenda of the General Meeting for publication by the company on the company’s website before the General Meeting.

It is requested that such statements, including the name and shareholder number, are submitted in text form by Thursday, 14 May 2020, 24:00 ( CEST ) to the following address, fax number or e-mail address:

Deutsche Bank Aktiengesellschaft
Investor Relations
60262 Frankfurt am Main, Germany
E-Mail: HV.2020@db.com
Telefax: +49 69 910 38591

The length of a statement should not exceed 10,000 characters.

The name of the submitting shareholder shall be disclosed in the publication only if the shareholder has expressly agreed to such disclosure when submitting the statement.

It should be noted that there is no legal right to have a sub- mitted statement published and that the company reserves the right to refrain from publishing statements with offensive content, content that could qualify as a criminal offence, obviously false or misleading content or content without any reference to the agenda of the General Meeting, and statements the length of which exceeds 10,000 characters or which have not been submitted by the aforementioned date at the address, fax number or e-mail address mentioned above. Likewise, the company reserves the right to publish only one statement per shareholder.

It should be noted that questions are to be submitted only in the way described in the section “Submission of questions by electronic means” below.

Submission of questions by electronic means

Based on §1(2) No. 3, sentence 2 second half-sentence of the COVID -19 Act, the Management Board decided with approval of the Supervisory Board that shareholders must submit their questions to the company by electronic means at the latest two days before the General Meeting. The Management Board will decide in its own dutiful discretion which questions to answer and how to answer them.

Only shareholders duly registered for the General Meeting can submit their questions. Questions must be submitted at the latest by Sunday, 17 May, 24:00 ( CEST ) at the following e-mail address:

HV.2020@db.com

Questions can only be taken into account if the question or questions are submitted accompanied by evidence of the share ownership, i.e. the name, date of birth and address of the shareholder or the shareholder number.

When answering questions during the General Meeting, the name of the shareholder who submitted the question is only disclosed (to the extent that questions are answered individually) if the shareholder explicitly agreed to such disclosure when submitting the question. The same shall apply to any publication of questions and, where appropriate, answers on the company’s website before the General Meeting: In this case, too, the name of the shareholder will only be disclosed if the shareholder has expressly agreed to the disclosure of his / her name.

Objections against resolutions of the General Meeting

Shareholders who have exercised their right to vote by means of absentee vote (in writing or by electronic means) or by way of proxy authorisation may, by electronic communication, declare their objection to the resolutions of the General Meeting to the notary responsible for the minutes of the General Meeting. Respective objection declarations can be sent to the notary via the e-mail address

Notar.DB.HV2020@hoganlovells.com

and are possible from the opening of the General Meeting until its closure by the Chairman of the General Meeting. The declaration shall be accompanied by evidence of the share ownership, i.e. either the name, date of birth and address of the shareholder or the shareholder number.

Additional information

Additional information on shareholders’ rights can be found on the company’s website at www.db.com/general-meeting .

Notice on the company’s website

Information pursuant to §124a Stock Corporation Act on this year’s Ordinary General Meeting is accessible on the company’s website at www.db.com/general-meeting . Following the General Meeting, the voting results will be announced at the same Internet address.

Privacy notice for shareholders and their representatives

The information we provide in the following is intended to give you an overview of the processing of your personal data as a Deutsche Bank shareholder (including any representatives you designate) as well as the rights you are entitled to under data protection law.
If you have registered to use our shareholder portal, additional data protection information applies to such use and can be viewed at any time using the shareholder portal.

Who is responsible for data processing and whom can I contact?

The “Controller” responsible for data processing is:
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
Telephone: +49 69 910 10000
Telefax: +49 69 910 10001
e-mail: deutsche.bank@db.com

You can contact our company Data Protection Officer at:
Deutsche Bank Aktiengesellschaft
Data Protection Officer
Taunusanlage 12
60325 Frankfurt am Main
Germany
Telephone: +49 69 910 10000
e-mail: germany.dpo@db.com

Should you have any questions as a shareholder about data protection and the General Meeting, please call the General Meeting Hotline at 0800 100 4798 (available from within Germany).

What personal data and data sources do we use?

Shares of Deutsche Bank Aktiengesellschaft are registered shares. §67 Stock Corporation Act in the version applicable according to §26j (4) Introductory Act to the Stock Corporation Act until September 3, 2020 requires that registered shares be entered into the company’s share register stating the name, date of birth and address of the shareholder as well as the number of shares held. The shareholder is generally required to provide this information to the company.

The credit institutions involved in the acquisition or custody of your registered shares of Deutsche Bank Aktiengesellschaft regularly forward to us the information relevant for the administration of the share register. This is carried out by Clearstream Banking Frankfurt, which performs the technical settlement of securities transactions and the custody of shares on behalf of companies as the central securities depository.

The personal data provided by the shareholder is used exclusively to update our share register based on such information, and information regarding the shareholder and/ or the shareholder’s representative is used to properly conduct the General Meeting.
We use the data collected during the General Meeting to create lists of participants and to document the voting results.

Why do we process your data and on what legal basis do we do so?

We process your personal data in compliance with the EU General Data Protection Regulation, the Stock Corporation Act and all other relevant legal provisions, including the German Federal Data Protection Act. The key provisions here are §67 Stock Corporation Act (currently still in the version applicable pursuant to §26j (4) Introductory Act to the Stock Corporation Act), §123 (2) Stock Corporation Act in conjunction with §17 (1) and (2) of our Articles of Association and §129 (1) sentence 2 Stock Corporation Act in conjunction with Article 6 (1) letter c) General Data Protection Regulation. If you mandate us to provide services, we use data to per- form our contractual obligations (Article 6 (1) letter b) General Data Protection Regulation). In addition, where necessary we process personal data to meet additional statutory requirements such as regulatory requirements and record retention obligations in conjunction with Article 6 (1) letter c) General Data Protection Regulation. In individual cases, we also process your personal data to safeguard our legitimate interests pursuant to Article 6 (1) letter f) General Data Protection Regulation. Should we wish to process your personal data for purposes other than those specified above, we will involve you in this decision pursuant to the statutory provisions.

The purpose of the data processing is the administration and technical management of the share register as well as the preparation, execution and post-processing of the General Meeting. This data processing does not involve fully auto- mated decision-making as defined by Article 22 General Data Protection Regulation.

Data relating to representatives authorized by a shareholder to exercise the shareholder’s rights are only used to conduct the General Meeting.

Which categories of recipients do we disclose your data to and who receives access?

We use external service providers for the administration and technical management of the share register and the execution of the General Meeting. These service providers are engaged as data processors as defined by Article 28 General Data Protection Regulation and process your personal data exclusively based on the instructions of Deutsche Bank Aktiengesellschaft.

In addition, we may send your personal data to other recipients, such as to the regulatory authorities, in order to meet statutory reporting obligations (e.g. to the Federal Financial Supervisory Authority when a voting right threshold subject to reporting is exceeded).
If company employees appointed as proxies exercise your voting rights, members of the Management Board and Supervisory Board, the Chair of the General Meeting, the Notary Public, advisors and, where applicable, auditors may view your personal data included in the list of participants pursuant to §129 (4) sentence 1 Stock Corporation Act.

Within Deutsche Bank Aktiengesellschaft, the people who are able to access your data are those who need to do so in order to meet our obligations to you.

How long do we store your data?

We generally delete your personal data once it is no longer needed for the purposes specified above, provided we are not required to retain such data for a longer period based on statutory obligations to produce documentary evidence or retain records (e.g. pursuant to the Stock Corporation Act, Commercial Code, Tax Code, Securities Trading Act or German Banking Act). The data collected in relation to the General Meeting is usually stored for a period of three years. The standard retention period for data stored in the share register is ten years after the shares are sold.

What are your rights as a shareholder / representative?

According to

  Article 15 General Data Protection Regulation, you have the right to information (according to §67 (6) sentence 1 Stock Corporation Act, each shareholder may demand information relating to him/her that is entered in the share register).
  Article 16 General Data Protection Regulation, you have the right to have incorrect data rectified.
  Article 17 General Data Protection Regulation, you have the right to have your data erased, provided there is no legal basis for its continued storage.
  Article 18 General Data Protection Regulation, you have the right to request a restriction of the processing of your personal data. This means that, although your data will continue to be stored, it may only be processed further under restricted conditions.

  Article 20 General Data Protection Regulation, you have the right to data portability with respect to any data you have provided us. In this case, we will provide you with the data in a structured, commonly used and machine-readable format.
  Article 21 General Data Protection Regulation, you have the right to object to the processing of your data if your particular situation justifies this.

Do you want to exercise your right to file a complaint?

You have the option to contact the Data Protection Officer of Deutsche Bank Aktiengesellschaft specified above or a data protection supervisory authority if you believe the personal data relating to you is being processed in violation of the General Data Protection Regulation or the Federal Data Protection Act. We are under the jurisdiction of the following data protection supervisory authority:

Der Hessische Beauftragte für Datenschutz und
Informationsfreiheit
Postfach 3163
65021 Wiesbaden
Germany
Telephone: +49 611 1408 0
Telefax: +49 611 1408 611
e-mail address available from:
https://datenschutz.hessen.de/über-uns/kontakt

Frankfurt am Main, April 2020
Deutsche Bank Aktiengesellschaft

The Management Board

Deutsche Bank
Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany

Telephone: + 49 69 91000
deutsche.bank@db.com

Contact for Shareholders
+ 49 800 9108000

AGM Hotline
+ 49 6196 8870704